Exhibit 99.4

13 February 2003

Cadbury Schweppes plc

Acquisition Update

Further to the announcement on 17 December 2002 of the proposed acquisition of Adams from Pfizer Inc. (the "Acquisition"), Cadbury Schweppes announces that shareholder documents including a circular to its shareholders (the "Circular") containing details of the Acquisition as well as a notice convening an Extraordinary General Meeting to approve the Acquisition to be held on 5 March 2003, were published on 12 February 2003.

Financial information on Adams

The circular contains financial information on Adams for the two years ended 31 December 2001 and the nine months ended 29 September 2002, prepared under UK GAAP. This audited financial information is set out in the Appendix to this announcement and can be summarised as follows:

	9 month period ended 29 September	Year ended 31 December
	2002 $m	2001 $m	2000 $m
Net sales	1,370	1,892	1,957

Operating profit	184	161	84
Underlying operating profit[1]	216	237	215

EBITDA[2]	238	221	131
Underlying EBITDA[3]	255	291	256

Net assets	583	544	602

1 Excludes goodwill amortisation, major restructuring and exceptional items and also the allocated Pfizer corporate overhead charges included in paragraph 6.2 of the financial information on Adams set out in the Appendix to this announcement.

2 EBITDA is calculated as earnings before interest, tax, depreciation and amortisation. The charge for depreciation and amortisation is set out in paragraph 6.3 of the financial information on Adams set out in the Appendix to this announcement.

3 Excludes major restructuring and exceptional items and also the allocated Pfizer corporate overhead charges included in paragraph 6.2 of the financial information on Adams set out in the Appendix to this announcement.

The financial record over the two years ended December, 2001 reflects strong growth in the top four power brands (8.6% per annum ignoring currency fluctuations), although over the same period there have been trading issues in two markets – Japan and Italy – and a decline in the Certs brand in the US. Performance over the period has also been adversely impacted by the channelling of significant resources away from the core business into the launch of a “good for you” range of confectionery products, Body Smarts, in Canada and the US. This was not a commercial success in the US and was withdrawn from that market during 2001.

The Adams business produced an operating profit of $161 million in 2001, including non-recurring charges relating to salesforce restructuring and the Body Smarts withdrawal in the US and including goodwill amortisation and Pfizer corporate overhead charges. Excluding each of these items, the business made underlying operating profits of $237 million on sales of $1.9 billion.

In 2000 operating profit was $84 million, including Warner Lambert merger-related costs, major restructuring costs, goodwill amortisation and Pfizer corporate overhead costs. Removing each of these, the underlying operating profit was $215 million.

The underlying profit growth in 2001 of 10% was primarily as a result of reductions in sales costs and other indirect costs.

Adams’ audited accounts for the nine months to 29 September 2002 show net sales of $1,370 million and underlying operating profit of $216 million. These results have been impacted by the phasing of marketing spend which was lower during that period than during the comparable period the previous year. For the final quarter of 2002, marketing spend is likely to have been similar to 2001. Sales performance for the business for 2002 is anticipated to have been broadly in line with 2001.

The Circular will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel.no. +44 20 7676 1000), during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until and including the date of the Extraordinary General Meeting.

In addition, the Circular will shortly be available on the Cadbury Schweppes' website at www.cadburyschweppes.com. Copies of the Circular will also be available to view free of charge at Cadbury Schweppes' head office at 25 Berkeley Square, London W1J 6HB and at the offices of Slaughter and May at 1 Bunhill Row, London EC1Y 8YY, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until and including the date of the Extraordinary General Meeting.

ENDS

For further information:

Cadbury Schweppes plc:	020 7409 1313 http://www.cadburyschweppes.com

Investor Relations Sally Jones Marie Wall	020 7830 5095

Media Relations Vivienne Carlton Dora McCabe	020 7409 1313

The Maitland Consultancy Angus Maitland Philip Gawith	020 7379 5151

Adams (A business unit of Pfizer)

Financial information for the two year period ended
31 December 2001 and nine month period ended
29 September 2002

1. Combined profit and loss accounts

		Nine months ended 29 September	Year ended 31 December
	Note	2002	2001	2000
		$million	$million	$million

Turnover	6.1	1,370	1,892	1,957

Operating costs	6.2
Trading expenses		(1,174)	(1,671)	(1,762)
Goodwill amortisation		(15)	(6)	(6)
Major restructuring costs		(2)	(19)	(105)
Exceptional items		5	(35)	–
		(1,186)	(1,731)	(1,873)

Total operating profit		184	161	84
(Loss)/ profit on sale of tangible fixed assets		(2)	1	(8)

Profit on ordinary activities before interest		182	162	76
Net interest		–	–	–

Profit on ordinary activities before taxation	6.3	182	162	76
Taxation	6.6	(69)	(57)	(25)

Profit on ordinary activities after taxation		113	105	51
Minority interest		(2)	(2)	(2)

Profit for the financial period and attributable to shareholders		111	103	49

The results for the nine months ended 29 September 2002 and two years ended 31 December 2001 all relate to continuing operations.

There are no differences between the historical cost profit and losses and those reported.

2. Combined statement of total recognised gains and losses

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Profit for the financial period	111	103	49
Net currency translation differences	(43)	(32)	(19)

Total recognised gains and losses for the period	68	71	30

3. Combined balance sheets

		As at 29 September	As at 31 December
	Note	2002	2001	2000
		$million	$million	$million
Fixed assets
Intangible assets - goodwill	6.7	42	66	78
Tangible assets	6.8	397	425	440

		439	491	518
Current assets
Stocks	6.9	160	140	161
Debtors - Due within one year	6.10	336	307	328
- Due after one year		18	23	16
		354	330	344
Investments		–	4	1
Cash at bank and in hand		16	19	40

		530	493	546
Creditors: amounts falling due within one year	6.11	(321)	(349)	(368)

Net current assets		209	144	178

Total assets less current liabilities		648	635	696

Creditors: amounts falling due after more than one year	6.12	(12)	(13)	(13)
Provisions for liabilities and charges	6.13	(53)	(78)	(81)

Net assets		583	544	602

Combined equity shareholders’ funds		583	544	602

4. Reconciliation of movement in shareholders’ funds

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Total recognised gains and losses for the period	68	71	30
Net funds withdrawn by Pfizer	(29)	(129)	(107)

Net increase/(decrease) in shareholders’ funds	39	(58)	(77)
Shareholders’ funds at beginning of period	544	602	679

Shareholders’ funds at end of period	583	544	602

5. Combined cash flow statements

		Nine months ended 29 September		Year ended 31 December
	Note	2002	2001	2000
		$million	$million	$million

Cash flow from operating activities	6.19	133	214	182

Returns on investments and servicing of finance
Interest paid		–	–	–
Interest received		–	–	–

Taxation		(48)	(41)	(41)

Capital expenditure and financial investments
Purchases of fixed assets		(41)	(72)	(71)
Disposals of fixed assets		–	–	–

Cash inflow before use of liquid resources and financing		44	101	70

Management of liquid resources
Purchase of short term investments		–	(3)	–
Sale of short term investments		4	–	–

Financing
Proceeds from increase in borrowings		–	3	23
Borrowings repaid		(23)	–	–
Cash dividends paid to Pfizer		(74)	(44)	(10)
Other cash inflows/(outflows) with Pfizer		46	(78)	(81)

Net cash (outflow) from financing		(51)	(119)	(68)

(Decrease)/increase in cash		(3)	(21)	2

Notes

(forming part of the financial information)

6.1 Segmental information

Adams has a single business of manufacturing, selling and distributing non-chocolate confectionery products. Information for each of the geographic areas of operations is set out below:

	Turnover	Operating profit (a)	Operating assets (b)
Nine months ended 29 September 2002	$million	$million	$million

Americas	1,047	192	429
Asia Pacific	148	3	105
Europe, Middle East and Africa	175	21	126

	1,370	216	660
Central and other	–	(20)	1

	1,370	196	661

	Turnover	Operating profit (a)	Operating assets (b)
Year ended 31 December 2001	$million	$million	$million

Americas	1,425	194	371
Asia Pacific	212	16	96
Europe, Middle East and Africa	255	27	121

	1,892	237	588
Central and other	–	(16)	5

	1,892	221	593

	Turnover	Operating profit (a)	Operating assets (b)
Year ended 31 December 2000	$million	$million	$million

Americas	1,442	212	421
Asia Pacific	246	(3)	75
Europe, Middle East and Africa	269	6	128

	1,957	215	624
Central and other	–	(20)	(5)

	1,957	195	619

Notes (continued)

(a) Excluding major restructuring costs of $2m in 2002, $19m in 2001 and $105m in 2000, goodwill amortisation of $15m in 2002, $6m in 2001 and $6m in 2000 and exceptional credits of $5m in 2002 and exceptional charges of $35m in 2001.

(b) Operating assets include tangible fixed assets, stock, debtors and creditors after excluding pension provisions, borrowings and taxation.

Turnover and operating profit by destination and origin are not considered materially different.

6.2 Trading expenses

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Cost of sales	583	825	880
Corporate overhead	20	16	20
Research and development expenses	28	34	33
Distribution costs, including marketing	477	705	741
Administrative expenses	66	91	88

	1,174	1,671	1,762

Major restructuring costs

The major restructuring costs are principally in relation to integration and restructuring costs following the merger of Pfizer and Warner Lambert and one off costs relating to a restructuring of the US sales force.

Exceptional items

The 2002 and 2001 results include a $5m credit and $35m charge respectively in relation to the withdrawal of Bodysmarts from the US. Bodysmarts was a new range of ‘good for you’ confectionery products that were not a commercial success. The exceptional items relate to severance costs, fixed asset impairments, stock obsolescence and stock returns.

6.3 Profit on ordinary activities before taxation is after charging

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Depreciation on owned assets	41	53	49
Goodwill amortisation	15	6	6
Auditors’ remuneration for audit services	1	1	1
Advertising and promotion	189	314	337
Operating lease rentals	11	14	14

Notes (continued)

6.4 Staff numbers and costs

The average number of persons employed by the group during the period, analysed by geography, was as follows:

	Number of employees
	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000

Americas	9,106	8,340	9,316
Asia Pacific	1,700	1,721	1,721
Europe, Middle East and Africa	2,110	2,325	2,531

	12,916	12,386	13,568

Emoluments of employees:

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Wages and salaries	262	341	407
Social security costs	27	32	38
Other pension costs	8	11	12

	297	384	457

6.5 Remuneration of directors

Adams is a business unit within the Consumer Products segments of Pfizer Inc. As such, Adams does not have any directors and therefore no remuneration has been paid to directors in the two years ended 31 December 2001 and the nine month period ended 29 September 2002.

6.6 Taxation

Analysis of charge in period

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

UK
Corporation tax	3	3	5
Deferred tax	–	–	–

Foreign tax
Tax payable	61	55	9
Deferred tax	5	(1)	11

	69	57	25

Notes (continued)

6.7 Intangible fixed assets

Goodwill $million
Cost
At 1 January 2001	121
Exchange rate adjustments	(8)

At 1 January 2002	113
Exchange rate adjustments	(13)

At 29 September 2002	100

Amortisation
At 1 January 2001	43
Exchange rate adjustments	(2)
Amortisation for period	6

At 1 January 2002	47
Exchange rate adjustments	(4)
Amortisation for period	4
Impairment losses	11

At 29 September 2002	58

Net book value
At 29 September 2002	42

At 31 December 2001	66

Notes (continued)

6.8 Tangible fixed assets

	Land and buildings $million	Plant and machinery $million	Assets in course of construction $million	Total $million
Cost
At 1 January 2001	140	560	52	752
Exchange rate adjustments	(7)	(18)	–	(25)
Additions	7	60	5	72
Transfers on completion	7	5	(12)	–
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	(2)	7	–	5

At 1 January 2002	137	589	45	771
Exchange rate adjustments	(6)	(16)	(2)	(24)
Additions	4	31	6	41
Transfers on completion	–	3	(3)	–
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	2	–	–	2

At 29 September 2002	129	582	46	757

	As at 29 September 2002	As at 31 December 2001
	$million	$million
Analysis of net book value:
Freehold	82	87
Long leasehold	2	2
Short leasehold	3	3

	87	92

Depreciation
At 1 January 2001	47	265	–	312
Exchange rate adjustments	(2)	(5)	–	(7)
Depreciation for the period	4	49	–	53
On disposals	(4)	(15)	–	(19)
On transfers between Pfizer entities	–	7	–	7

At 1 January 2002	45	301	–	346
Exchange rate adjustments	(1)	(5)	–	(6)
Depreciation for the period	4	37	–	41
On disposals	(6)	(19)	–	(25)
On transfers between Pfizer entities	–	4	–	4

At 29 September 2002	42	318	–	360

Net book value
At 29 September 2002	87	264	46	397

At 31 December 2001	92	288	45	425

Notes (continued)

Tangible fixed assets (continued)

(b) Analysis of land and buildings

6.9 Stocks

	As at 29 September 2002	As at 31 December 2001
	$million	$million

Raw materials and consumables	36	31
Work in progress	20	11
Finished goods and goods for resale	104	98

	160	140

6.10 Debtors

	As at 29 September 2002	As at 31 December 2001
	$million	$million

Trade debtors	267	220
Deferred tax recoverable within one year	13	22
Other debtors
- receivable within one year	20	24
- receivable after more than one year	17	21
Prepayments and accrued income	36	41
Deferred tax recoverable after more than one year	1	2

	354	330

Amounts are receivable within one year unless otherwise indicated.

Notes (continued)

6.11 Creditors amounts falling due within one period

	As at 29 September 2002	As at 31 December 2001
	$million	$million

Bank loans and overdrafts	31	54
Trade creditors	97	104
Tax on profit	51	37
Other taxes and social security costs	42	43
Accruals and deferred income	100	111

	321	349

6.12 Creditors: amounts falling due after more than one year

	As at 29 September 2002	As at 31 December 2001
	$million	$million

Accruals and deferred income	12	13

6.13 Provisions for liabilities and charges

	Deferred tax	Product restructuring	Severance provision	Environmental provision	Other provisions	Total
	$million	$million	$million	$million	$million	$million

1 January 2001	38	–	32	3	8	81
Utilised during period	–	–	(29)	–	(2)	(31)

Charge/(credit) to the profit and loss for the period	–	18	10	–	–	28

31 December 2001	38	18	13	3	6	78
Utilised during period	–	(9)	(9)	–	(5)	(23)
Charge/(credit) to the profit and loss for the period	(5)	1	4	–	–	–
Amounts released unused	–	(2)	–	–	–	(2)

29 September 2002	33	8	8	3	1	53

Product restructuring provisions relate to the withdrawal of Bodysmarts from the US and costs associated with Trident Advantage.

Severance provisions are principally in connection with the restructuring of the US sales force which was announced and commenced in the year ended 31 December 2000.

Notes (continued)

Provisions for liabilities and charges (continued)

Deferred taxation (assets)/liabilities derive from:

	As at 29 September 2002	As at 31 December 2001
	$million	$million

Difference between accumulated depreciation and amortisation and capital allowances	14	16
Intangibles timing differences	1	4
Other timing differences	4	(6)

	19	14

Gross deferred tax assets at 29 September 2002 and at 31 December 2001 are $14 million and $24 million respectively and are included within debtors.

6.14 Pensions and post retirement benefits

Most Adams employees participate in Pfizer or legacy Warner Lambert pension plans for employees worldwide. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. Participants vest in their benefits after as few as five years. The major plans are reviewed annually.

No assets and liabilities or any deficit or surplus relating to these schemes have been recognised within these financial statements.

The total pension costs for the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 were $7.7m, $11.1m and $11.7m respectively including an allocation of $2.3m, $3.8m and $4.1m for the US scheme in the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 respectively.

Adams employees participate in Pfizer’s post retirement benefit plans for employees worldwide. Post retirement costs of $1.2 million $3.8 million and $4.1 million have been allocated by Pfizer to Adams in the 9 months ended 29September 2002 and years ended 31 December 2001 and 2000 respectively.

Notes (continued)

6.15 Financial instruments

The objectives, policies and strategies with regard to derivatives and financial instruments were the responsibility of Pfizer. Pfizer managed this on a unified central basis for which Adams had no responsibility.

The only financial instruments held by Adams are cash, overdrafts and loans. The overdrafts and loans represent working capital lines of credit primarily with local banks in Brazil, Colombia and Thailand that are utilised by several Adams entities.

The weighted average interest rate on short terms debt outstanding at 29 September 2002 was 13% and at 31 December 2001 it was 17%.

There is considered to be no material difference between cost and market value of the financial instruments.

6.16 Contingent liabilities

Adams is involved in various patent, product liability, consumer, environmental and tax claims that arise from time to time in the ordinary course of business. Provision has been made in these accounts against claims that meet the requirements of FRS 12 Provisions, Contingent Liabilities and Contingent Assets and are likely to result in significant liabilities.

6.17 Commitments

(a) Capital commitments at the end of the financial period, for which no provision has been made, are as follows:

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Contracted	11	30

Notes (continued)

(c) Annual commitments under non-cancellable operating leases are as follows:

	As at 29 September 2002		As at 31 December 2001
	Land and buildings	Other	Land and buildings	Other
	$million	$million	$million	$million
Operating leases which expire:
Within one period	10	3	9	3
In the second to fifth periods inclusive	18	4	20	4
Over five periods	1	–	1	–

	29	7	30	7

6.18 Reconciliation of operating profit to operating cash flows

	Nine month period ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Operating profit	184	161	84
Depreciation, amortisation and impairment charges	56	63	55
(Increase)/decrease in stocks	(28)	11	(21)
(Increase)/decrease in debtors	(45)	7	21
Increase/(decrease) in creditors	(34)	(28)	43

Net cash inflow from operating activities	133	214	182

Notes (continued)

6.19 Related party disclosures

Adams is a business unit within the Consumer Products segment of Pfizer and consequently there were a number of related party transactions between Adams and other business units in the Consumer Products segment, Pfizer and Adams former parent Warner Lambert. These included the provision by Pfizer and formerly Warner Lambert of a number of administrative functions and shared services such as legal, pensions, treasury and tax assistance. These charges are included in the profit and loss account based on corporate allocations.

All balances between Adams and other Pfizer companies have been removed from net assets and included as part of equity shareholders funds. Any inter group balances will be settled on completion.

Pfizer operate a centralised treasury and cash management system. Adams pool cash balances with the other Pfizer companies and Pfizer performed all forward foreign exchange and hedging contracts for Adams.

As set out in note 6.16 employees of Adams have been members of various Pfizer and legacy Warner Lambert defined benefit schemes.